Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 21, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN,
ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.                                       A news release dated February 10, 2006 entitled ‘Vodafone at 3GSM World Congress, Barcelona 2006’

2.                                       A news release dated February 13, 2006 entitled ‘Vodafone and Microsoft Collaborate to Deliver Comprehensive Email Solution for Business’

3.                                       A news release dated February 13, 2006 entitled ‘Orange and Vodafone to Link Mobile Instant Messaging Communities’

4.                                       A news release dated February 14, 2006 entitled ‘Vodafone and Google Team to Create Innovative Mobile Search Experience for Mobile Phone Users’

5.                                       A news release dated February 15, 2006 entitled ‘Vodafone Signs Strategic 3G Handset Partnership with Huawei’

6.                                       A news release dated February 15, 2006 entitled ‘Vodafone Wins GSM Association ‘Best Roaming Product or Service’ and ‘Best Broadcast Commercial’ Awards’

7.                                       A news release dated February 22, 2006 entitled ‘Vodafone Partners with Mobiletel – Expanding the Vodafone Community in Europe’

8.                                       Stock Exchange Announcement dated January 31, 2006 entitled ‘Transaction in Own Securities’

9.                                       Stock Exchange Announcement dated February 1, 2006 entitled ‘Transaction in Own Securities’

10.                                 Stock Exchange Announcement dated February 2, 2006 entitled ‘Transactions in Own Securities’

11.                                 Stock Exchange Announcement dated February 3, 2006 entitled ‘Transactions in Own Securities’

12.                                 Stock Exchange Announcement dated February 6, 2006 entitled ‘Transactions in Own Securities’

13.                                 Stock Exchange Announcement dated February 7, 2006 entitled ‘Transactions in Own Securities’

14.                                 Stock Exchange Announcement dated February 7, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

15.                                 Stock Exchange Announcement dated February 7, 2006 entitled ‘Vodafone Group Plc (“the Company”) Director Declaration’

16.                                 Stock Exchange Announcement dated February 8, 2006 entitled ‘Transactions in Own Securities’

17.                                 Stock Exchange Announcement dated February 9, 2006 entitled ‘Transactions in Own Securities’

18.                                 Stock Exchange Announcement dated February 10, 2006 entitled ‘Transactions in Own Securities’

19.                                 Stock Exchange Announcement dated February 10, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

20.                                 Stock Exchange Announcement dated February 13, 2006 entitled ‘Transactions in Own Securities’

21.                                 Stock Exchange Announcement dated February 14, 2006 entitled ‘Transaction in Own Securities’

22.                                 Stock Exchange Announcement dated February 15, 2006 entitled ‘Transactions in Own Securities’

23.                                 Stock Exchange Announcement dated February 16, 2006 entitled ‘Transactions in Own Securities’

24.                                 Stock Exchange Announcement dated February 16, 2006 entitled ‘Notification of major Interests in Shares’

25.                                 Stock Exchange Announcement dated February 17, 2006 entitled ‘Transactions in Own Securities’

26.                                 Stock Exchange Announcement dated February 20, 2006 entitled ‘Transactions in Own Securities’

27.                                 Stock Exchange Announcement dated February 20, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

28.                                 Stock Exchange Announcement dated February 21, 2006 entitled ‘Transaction in Own Securities’

29.                                 Stock Exchange Announcement dated February 21, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

30.                                 Stock Exchange Announcement dated February 22, 2006 entitled ‘Transaction in Own Securities’

31.                                 Stock Exchange Announcement dated February 23, 2006 entitled ‘Transaction in Own Securities’

32.                                 Stock Exchange Announcement dated February 24, 2006 entitled ‘Transaction in Own Securities’

33.                                 Stock Exchange Announcement dated February 27, 2006 entitled ‘Transaction in Own Securities’

34.                                 Stock Exchange Announcement dated February 28, 2006 entitled ‘Transaction in Own Securities’

10 February 2005

VODAFONE AT 3GSM WORLD CONGRESS, BARCELONA 2006

Vodafone will use the platform of this year’s 3GSM World Congress in Barcelona to announce new services and initiatives with business partners and discuss the key issues that are facing the industry. Below is an outline of key activities during the Congress.

Monday 13 February

16:30 – 17:30 hrs: GSMA Seminar Theatre, Hall 5, Level 2

•               Arun Sarin’s participation in the GSMA’s press conference. An opportunity to hear and question the Vodafone CEO on macro industry issues.

Tuesday 14 February

09:20- 09:40 hrs: Hall 5

•               Arun Sarin presentation on “Setting the Industry Agenda 2006” during the Keynote Session

14:00-15:00 hrs: GSMA Seminar Theatre, Hall 5, Level 2

•               Vodafone press conference.

•               Presenter – Alan Harper, Group Strategy Director, Vodafone Plc.

The Vodafone Stand, Hall 3, CY 11

Media and analysts are welcome to visit the Vodafone stand in Hall 3, CY 11, where you can arrange to meet up with your colleagues or Vodafone contacts at our coffee bar.

You’ll also be able to check out some of Vodafone’s latest services, including new handsets such as the forthcoming HSDPA consumer phone from Samsung.

Visitors interested in business devices and services will also be able to see and experience the latest in mobile lap tops, push e-mail and 3G business devices.

During the week

Look out for further announcements from Vodafone reinforcing how it is shaping the industry as it moves rapidly to a market of pervasive, on-demand communications services.

- ends -

For more information:

If you need to contact anyone from Vodafone ahead of or during 3GSM Barcelona please use the contacts below:

Media

Bobby Leach:	+44 7770 842 226	email: bobby.leach@vodafone.com
Ben Padovan:	+44 7717 663 366	email:
ben.padovan@vodafone.com
Jon Earl:	+44 7884 000 333	email: jon.earl@vodafone.com
Mark Pursey:	+44 7867 900 809	email: mark.pursey@vodafone.com

Industry Analysts

Janine Young:	+44 7771 775 318	email:
janine.young@vodafone.com
Helen Young:	+44 7881 916 330	email: helen.young@vodafone.com

Investors

James Lindsay:	+44 7958 680 077	email: jamesT.lindsay@vodafone.com

About Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 27 countries and Partner Networks in a further 31 countries, serving over 179 million proportionate customers.

Feb. 13, 2006, 00:01 am CET

Vodafone and Microsoft Collaborate to Deliver Comprehensive Email Solution for
Business

Vodafone launches new Windows Mobile Direct Push email solution for business customers

BARCELONA — Feb. 13, 2006 — Today at 3GSM World Congress 2006, Vodafone and Microsoft Corp. announced the European launch of Windows Mobile Email from Vodafone. This solution is based on Microsoft® Windows Mobile® 5.0 and incorporates the Messaging and Security Feature Pack (MSFP) which includes Direct Push Technology and enhanced security features.

From March, Vodafone will deploy a range of Windows Mobile 5.0-powered devices with Direct Push Technology to corporate and small and medium sized business (SMB) customers in France, Germany and the UK. The service will also be available to corporate and SMB customers in other countries during 2006.

Windows Mobile Email from Vodafone enables customers to enjoy a Direct Push email service on the move in a format that anyone familiar with Microsoft Office will recognize. Emails and tasks are synchronized directly from Outlook®, and Microsoft Office Excel® Mobile and Word Mobile attachments can be viewed, edited and returned. Having a common email experience across the PC and Vodafone Windows Mobile-powered device makes service adoption simple and accelerates delivery of the benefits that mobile email brings to business customers.

As well as delivering a great user experience across a range of the latest Vodafone Windows Mobile-powered devices, Windows Mobile Email from Vodafone easily integrates with customers’ Microsoft Exchange Server 2003 software, making Windows Mobile Email a highly cost-effective, scaleable and security-enhanced way to deliver the benefits of email on the move without the need for investment in additional servers or hardware.

“Mobile email is a simple, security-enhanced and easy to set up service which enables customers to remain productive, responsive and organized when out of the office” said Peter Bamford, Chief Marketing Officer at Vodafone. “Windows Mobile Email from Vodafone delivers a mobile email service which seamlessly extends the Microsoft Office desktop environment and rapidly captures the benefits for business that mobile email brings.”

“We are delighted to be partnering with Vodafone to deliver a mobile messaging solution for a diverse range of business customers,” said Pieter Knook, Senior Vice President, Mobile and Embedded Devices Division and Communications Sector, Microsoft Corp. “It’s an exciting time for companies who are now realizing the true business potential of mobile solutions for both the business and for their employees. Our combined teams are focused on delivering the most compelling and innovative mobile solutions to meet these customer demands.”

Ends

Note to Editors

Windows Mobile Email from Vodafone will be available across a range of devices including the Vodafone v1240 and Vodafone v1640. Additional handsets will be made available at local level.

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications. Vodafone has equity interests in 27 countries and Partner Networks in a further 31 countries, with a proportionate customer base of over 179 million. For more information, please visit www.vodafone.com

© Vodafone Group 2006. VODAFONE and the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

Microsoft, Windows Mobile, Outlook and Excel are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries.

For more information, press only:

Vodafone:

Media Relations

Tel: +44 (0) 1635 664444

Microsoft:

Chris Elliott, Weber Shandwick for Microsoft, +1 (425) 452-5389,

celliott@webershandwick.com

Weber Shandwick Microsoft MED EMEA +44 207 067 0000,

emeamedteam@webershandwick.com

Note to editors: If you are interested in viewing additional information on Microsoft, please visit the Microsoft Web page at http://www.microsoft.com/presspass on Microsoft’s corporate information pages. Web links, telephone numbers and titles were correct at time of publication, but may since have changed. For additional assistance, journalists and analysts may contact Microsoft’s Rapid Response Team or other appropriate contacts listed at http://www.microsoft.com/presspass/contactpr.mspx.

ORANGE AND VODAFONE TO LINK MOBILE INSTANT MESSAGING COMMUNITIES

13 February 2006, 3GSM World Congress, Barcelona. Orange Group and Vodafone Group (“the companies”) today announced they are finalising an agreement to be the first multi-national mobile operators to launch Instant Messaging interoperability, with the intention to link Instant Messaging communities using the familiar “calling party pays” principle.

Working under the open standard interoperability principles, established by the GSM Association, Orange and Vodafone customers will be able to send and receive Instant Messages to friends and family seamlessly across each others’ mobile networks.

“As we have seen over the last few years, service interoperability has unlocked the true potential for mobile. While we, as mobile operators, need to compete at the retail level, we must also continue to work together at the service interoperability level in order to stimulate customer demand and to continue to grow our industry,” said Arun Sarin, Chief Executive at Vodafone. “With the support of the GSM Association, we hope to encourage all mobile operators to adopt this open, interoperable approach to instant messaging services, to ensure our customers benefit from seamless services in an environment they trust.”

The companies are actively seeking engagement from other mobile operators and ISPs to adopt the same open standard approach, in order to stimulate customer demand and drive the continued success of mobile messaging services. To date, the companies have received support and interest from China Mobile, O2 UK, Telefonica Movile Espana, T-Mobile International and Turkcell.

“Like Vodafone, we’re very supportive of the GSMA principles which aim to make mobile/personal Instant Messaging accessible, interoperable, safe and secure. We also fully support the wider work that the GSMA is undertaking on IP interworking.

“We’re really excited about the potential of IM and building on the already proven success of text-based conversation as evidenced by the phenomenal growth of SMS over mobile and IM on PCs. Initially, we think it will be the youth market who will find mobile IM appealing but we expect it to be adopted by a much wider audience over time,” comments Sanjiv Ahuja, CEO, Orange Group.

ends

Notes to Editors

Orange has already launched its own mobile messaging service, Orange Messenger, in France with further launches planned later in the year in the UK, Romania and the Netherlands. It will also launch a converged Instant Messaging service that will be common to both Orange and Wanadoo customers. Access to Orange Messenger will be simple and easy for customers to use as they will have a single buddy list, one set of contacts and the same look and feel whether they are accessing the service via PC or mobile.

Vodafone has its own mobile instant messaging service, called Vodafone Messenger, which is currently available in 11 countries. In addition, in two countries Vodafone offers a converged Vodafone Messenger service, through the provision of a PC client version of Vodafone Messenger. In June 2005, Vodafone and MSN announced an agreement, to enable seamless instant messaging between MSN PC users and Vodafone Messenger customers.

For further information

Orange	Vodafone
Press Office	Media Relations
Tel: + 44 870 990 5436	Tel: +44 (0)1635 664444

Investor Relations
Tel: +44 (0)1635 664447

About Orange

Orange and wirefree and any other Orange product or service names included in this material are trademarks of Orange PCS. The Orange group is one of the world’s largest mobile communications companies and a subsidiary of the France Telecom group, with operations in 17 countries across Europe and beyond. Within the Orange group, the Orange brand operates in the UK, France, Poland, Switzerland, Romania, Slovakia, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana, and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar), a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus) and Austria (One). As at the end of September 2005, Orange had 14.5 million active customers in the UK, and over 21.67 million registered customers in France. As at the end of September 2005 (excluding 9.1 million customers in Poland) Orange controlled companies had over 57.9 million customers worldwide. Orange, along with TIM, Telephonic and T-Mobile, is a founding member of the Free Move alliance. Further information about Orange can be found on the Orange website at www.orange.com.

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications. Vodafone has equity interests in 27 countries and Partner Networks in a further 31 countries, with a proportionate customer base of over 179 million.

For more information, please visit www.vodafone.com

© Vodafone Group 2006. VODAFONE and the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

14 February 2006

VODAFONE AND GOOGLE TEAM TO CREATE INNOVATIVE MOBILE SEARCH EXPERIENCE
FOR MOBILE PHONE USERS

Vodafone today announced that it is collaborating with Google to develop innovative mobile search services for its customers.

Vodafone will integrate Google’s search capability into its consumer service, Vodafone live!,  providing customers with the most relevant information, wherever they are and whatever time of day it is.

Google’s search results will be delivered through Vodafone’s high speed data networks. Combining Vodafone’s mobile expertise with Google’s search capability will ensure that customers can quickly and easily find what’s relevant to them. The new service will offer simultaneous search both on Vodafone live! and the wider Web.

Vodafone’s integration of Google search will take the mobile internet to a new level. Vodafone live! was the first mobile service to make data services easily accessible to mobile customers. Whether checking the weather, looking for a restaurant or getting the most up-to-date news, consumers want search services that meet their everyday needs.

Alan Harper, Group Strategy Director, Vodafone, said:

“Innovative mobile search will become increasingly important as fast and easy access to information and services are increasingly demanded by customers on the move. Together, Vodafone and Google will focus on creating the best mobile search service in the market, helping to bring the mobile internet to life. Our customers will be able to find relevant information and services faster, making the Vodafone live! customer experience even better. Our intention is to develop our relationship with Google to ensure Vodafone customers continue to have the very best in mobile services.”

Nikesh Arora, Vice President, European Operations, Google Inc., said:

“As people become more mobile, it’s increasingly important that we can provide them with access to information when on-the-go. Google understands that mobile phone users are looking for more than a desktop replacement – they want directly relevant content, quickly. Vodafone has long been a pioneer in providing mobile data services to its customers and we believe that by working together we will ensure a user friendly experience for mobile users.”

Vodafone and Google will be holding a joint press conference at 1400 to 1500 CET at the GSMA Seminar Theatre, Hall 5, Level 2. The press conference will be presented by Alan Harper, Group Strategy Director, Vodafone Group and Nikesh Arora, Vice President, European Operations, Google Inc.

- ends -

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications. Vodafone has equity interests in 27 countries and Partner Networks in a further 31 countries, with a proportionate customer base of over 179 million. For more information, please visit www.vodafone.com

About Google Inc.

Google’s innovative search technologies connect millions of people around the world with information every day. Founded in 1998 by Stanford Ph.D. students Larry Page and Sergey Brin, Google today is a top web property in all major global markets. Google’s targeted advertising program provides businesses of all sizes with measurable results, while enhancing the overall web experience for users. Google is headquartered in Silicon Valley with offices throughout the Americas, Europe, and Asia. For more information, visit www.google.com

Media Contacts:

Vodafone

Media Relations

Tel: +44 (0)1635 664444

Rachel Whetstone
Google Inc.
Tel: +44 (0) 20 7031 3130
rachelw@google.com

© Vodafone Group 2006. VODAFONE, Vodafone live! and the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

15 February 2006

VODAFONE SIGNS STRATEGIC 3G HANDSET PARTNERSHIP WITH HUAWEI

Vodafone Group and Huawei Technologies announced today a landmark agreement that will see the Chinese manufacturer supply exclusive Vodafone-branded consumer 3G handsets for Vodafone across 21 countries for at least 5 years.

The handsets will only carry the Vodafone name, the first time the company has offered devices branded in this way for the consumer market. The agreement demonstrates Vodafone’s ability to utilise its scale to deliver increasing value to its customers.

The agreement marks Huawei’s first significant entry into the European handset market. Vodafone anticipates offering the first Vodafone-branded, Huawei-manufactured handset, a 3G model, in September 2006.

Peter Bamford, Chief Marketing Officer, Vodafone Group said: “This agreement with Huawei shows the cost benefits Vodafone’s size and global reach can bring to our customers. We will be able to offer even better 3G phones at more competitive prices across our markets.”

Ping Guo, Senior Vice President of Huawei Technologies said: “This agreement will enable Huawei to become one of the world’s leading players in handset development and production. We already have a strong presence in the global market and this agreement offers us a great opportunity to expand into new regions alongside the world’s leading mobile community. We consider the partnership with Vodafone as a sign of the trust they have in the quality of our research and production.”

- ends -

© Vodafone Group 2006. VODAFONE, Vodafone live! and the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

For further information:

Huawei	Vodafone Group

Media Relations	Media Relations
Fu Jun	Tel: +44 (0) 1635 664444
Tel: +86-755-28567441
fu.jun@huawei.com	Investor Relations
Tel: +44 (0) 1635 664447

About Huawei Technologies

Huawei is a leading player in the global telecoms market. Huawei specializes in the research and development, production, sales and marketing of telecoms equipment. Huawei provides innovative and customized equipment, services and solutions in different fields across the telecoms industry, and creates long term value for customers realizing their potential growth.

About Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 27 countries and Partner Networks in a further 31 countries, serving over 179 million proportionate customers. Vodafone’s global consumer service offering, Vodafone live!, opens up a world of mobile colour communication, bringing news, information, email, chat, location-based services, games and shopping to customers’ mobile devices.

15 February 2006

VODAFONE WINS GSM ASSOCIATION ‘BEST ROAMING PRODUCT OR SERVICE’
AND ‘BEST BROADCAST COMMERCIAL’ AWARDS

At the 2006 GSM Association Awards Ceremony in Barcelona, Spain, yesterday evening, Vodafone was awarded ‘Best Roaming Product or Service’ and ‘Best Broadcast Commercial’. The awards were given for two Vodafone pricing intiatives that were specifically designed to drive usage and deliver greater value to Vodafone’s customers.

Best Roaming Product or Service

Vodafone Passport introduced a breakthrough roaming pricing architecture for Vodafone and its partner networks around the world, resulting in unmatched simplicity and value for customers by enabling them to keep their domestic frame of reference abroad.

Vodafone Passport customers can top-up in the same way they do at home, access voicemail and use the same shortcodes. More importantly, whilst abroad, for a one-off connection fee per call, customers can make calls using their domestic tariff, in most cases including free minute bundles, and receive calls at no further charge.

Vodafone Passport is proving extremely popular and over 5 million Vodafone customers have already subscribed – with more than 100,000 joining each week.

Best Broadcast Commercial

Vodafone UK’s ‘Stop The Clock’ broadcast campaign highlighted the innovative Vodafone UK price plan that enables customers to talk for up to 60 minutes for the price of three minutes at evenings and weekends.

Vodafone UK’s research indicated that a large number of consumers used landlines for longer conversations, due to perceived cost, and because the mobile phone was seen as just for emergency or short functional calls. As mobile value campaigns had done little to address this perception, Vodafone UK set out to develop a broadcast campaign to communicate ‘Stop The Clock’ and associate Vodafone with longer conversations.

Arun Sarin, Chief Executive, Vodafone, said:

“We are delighted to have received GSM Association Awards for Vodafone Passport and Vodafone UK’s ‘Stop the Clock’, two innovative services which provide great value to our customers and have successfully driven customer usage.

“To date, over 5 million customers have subscribed to Vodafone Passport and our research shows these customers are both talking more, and paying less, for mobile calls when abroad. With Vodafone Passport, average roaming costs per minute have fallen by over 30% since last year.

“Vodafone UK have also had great success with their ‘Stop The Clock’ campaign. Customers are now making up to 21% more calls, with call duration 56% longer than before.”

For details on the judging panel and awards, please visit http://www.gsmworld.com/awards

- ends -

For further information:

Media Relations

Tel: +44 (0)1635 664444

Investor Relations

Tel: +44 (0)1635 664447

About Vodafone

Vodafone is the world’s largest mobile community with over 179 million proportionate customers, equity interests in 27 countries and Partner Network Agreements in a further 31 countries. For further information about Vodafone, please visit the Vodafone Group website: www.vodafone.com

© Vodafone Group 2006. VODAFONE and the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

22 February 2006

VODAFONE PARTNERS WITH MOBILTEL - EXPANDING

THE VODAFONE COMMUNITY IN EUROPE

Vodafone, the world’s leading mobile network operator, today announces it has signed a Partner Agreement with Mobiltel, the Bulgarian mobile operator of Telekom Austria.

Under the terms of the agreement, Mobiltel will be able to provide their customers with Vodafone products and services for international voice and data roaming, business and consumer propositions.

Vodafone’s products and services will be dual branded in Bulgaria by Mobiltel, combining Mobiltel’s nationally recognised brand with Vodafone’s global brand.

The mutually beneficial relationship also provides Vodafone, its subsidiaries, affiliates, joint ventures and Partner customers’ with seamless access to Vodafone’s international mobile services whilst travelling in Bulgaria.

In addition, the agreement provides scope for close co-operation on multinational corporate accounts and for Mobiltel to benefit from Vodafone’s handset procurement when launching Vodafone’s products and services in Bulgaria.

“Our strategic relationship with Mobiltel significantly enhances Vodafone’s service footprint in Central Europe and builds upon our excellent relationship with members of the Mobilkom Austria Group. Vodafone is increasingly able to offer its customers a seamless service offering when travelling in Central Europe, with a presence in Austria, Bulgaria, Croatia, Czech Republic, Slovenia, Hungary and Romania,” said Arun Sarin, Chief Executive at Vodafone. “We intend to develop our relationship with Mobiltel to ensure both Vodafone and Mobiltel customers have the very best in mobile services.”

Josef Vinatzer, Chief Executive, Mobiltel, said:  “With this strategic cooperation we strengthen our position as the undisputed market leader who innovates the telecom market in Bulgaria. The partnership allows us to immediately broaden our portfolio with the best and very successful telecom products and services. Vodafone will prove to be our natural partner to further innovate and develop the telecom market in Bulgaria”.

Including Mobiltel, Vodafone now has Partner Networks in 32 markets, covering the Americas, Africa, Europe and Asia.

- ends -

© Vodafone Group 2006. VODAFONE, Vodafone Passport, Vodafone Mobile Connect and the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

For further information:

Vodafone Group

Media Relations

Tel: +44 (0)1635 664444

Investor Relations

Tel: +44 (0)1635 664447

About Mobiltel

Mobiltel is recognized as the innovative telecommunications market leader in Bulgaria and one of the most successful mobile operators in Europe. Today the Company holds about 60% market share and serves about 3,6 Million subscribers. In 2005 the operator won the only UMTS A Class licence tender in Bulgaria for a 20-year term. Six months later - on September 14, 2005, Mobiltel presented the first operational UMTS network in Bulgaria. In July 2005 Mobiltel joined the mobilkom austria group and now is a part of the family of mag.

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications. Vodafone has equity interests in 27 countries and Partner Networks in a further 32 countries, with a proportionate customer base of over 179 million.

For more information, please visit www.vodafone.com

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 January 2006

Number of ordinary shares transferred:	5,360

Highest transfer price per share:	121.25p

Lowest transfer price per share:	121.25p

Following the above transfer, Vodafone holds 6,109,738,127 of its ordinary shares in treasury and has 60,878,385,220 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	31 January 2006

Number of ordinary shares transferred:	200,643

Highest transfer price per share:	122p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 6,109,537,484 of its ordinary shares in treasury and has 60,883,718,343 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	1 February 2006

Number of ordinary shares purchased:	56.5 million

Highest purchase price paid per share:	118.25p

Lowest purchase price paid per share:	116.75p

Volume weighted average price per share:	117.0929p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,135,500,000 shares at a cost (including dealing and associated costs) of £5,635,288,853.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 February 2006

Number of ordinary shares transferred:	57,425

Highest transfer price per share:	122p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,165,980,059 of its ordinary shares in treasury and has 60,827,400,395 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	2 February 2006

Number of ordinary shares purchased:	39 million

Highest purchase price paid per share:	117.75p

Lowest purchase price paid per share:	116.75p

Volume weighted average price per share:	117.2147p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,174,500,000 shares at a cost (including dealing and associated costs) of £5,681,240,298.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 February 2006

Number of ordinary shares transferred:	120,982

Highest transfer price per share:	118p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 6,204,859,077 of its ordinary shares in treasury and has 60,788,521,377 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	3 February 2006

Number of ordinary shares purchased:	31 million

Highest purchase price paid per share:	117.25p

Lowest purchase price paid per share:	116.5p

Volume weighted average price per share:	116.7519p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,205,500,000 shares at a cost (including dealing and associated costs) of £5,717,621,592.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 February 2006

Number of ordinary shares transferred:	72,350

Highest transfer price per share:	117p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,235,786,727 of its ordinary shares in treasury and has 60,757,662,470 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	6 February 2006

Number of ordinary shares purchased:	27 million

Highest purchase price paid per share:	116.25p

Lowest purchase price paid per share:	115.25p

Volume weighted average price per share:	115.588p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,232,500,000 shares at a cost (including dealing and associated costs) of £5,748,992,639.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 February 2006

Number of ordinary shares transferred:	88,855

Highest transfer price per share:	116.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,262,697,872 of its ordinary shares in treasury and has 60,730,850,555 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1) of the Disclosure Rules sourcebook, I have to inform you that the Company was advised on 6 February 2006 by Computershare Investor Services Plc that on 3 February 2006 the following directors and persons discharging managerial responsibilities acquired an interest in the following number of shares of US$0.10 each in the Company, through their participation in the Company’s Dividend Reinvestment Plan, for which each share was valued at 116.9321p:

Lord Broers *	374
Mr P R Bamford *	9,679
Mr A P Harper	263

* Denotes Main Board Director

S R Scott
Company Secretary

VODAFONE GROUP PLC

DIRECTOR DECLARATION

Vodafone Group Plc (“the Company”)

Following the announcement, on 31 January 2006, of the appointment of Anthony Watson as a Non-Executive Director of Vodafone with effect from 1 May 2006, the following information is given in accordance with paragraph 9.6.13 of the Listing Rules.

Anthony Watson holds or has held directorships in the following publicly quoted companies in the past five years:

Name of Company	Date of appointment	Date of Resignation

Hammerson plc	1 February 2006	-

Witan Investment Trust plc	1 February 2006	-

The Asian Infrastructure Fund*	24 May 1995

* de-listed from the Irish Stock Exchange on 6 February 2004

There are no further disclosures to be made pursuant to paragraph 9.6.13 of the Listing Rules.

The Company has been advised that Anthony Watson has no beneficial interest in the shares of the Company.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	7 February 2006

Number of ordinary shares purchased:	37 million

Highest purchase price paid per share:	117p

Lowest purchase price paid per share:	116.5p

Volume weighted average price per share:	116.643p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,269,500,000 shares at a cost (including dealing and associated costs) of £5,792,374,971.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 February 2006

Number of ordinary shares transferred:	150,556

Highest transfer price per share:	117p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,299,547,316 of its ordinary shares in treasury and has 60,694,001,111 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	8 February 2006

Number of ordinary shares purchased:	23.5 million

Highest purchase price paid per share:	118.25p

Lowest purchase price paid per share:	116p

Volume weighted average price per share:	117.2746p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,293,000,000 shares at a cost (including dealing and associated costs) of £5,820,077,812.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 February 2006

Number of ordinary shares transferred:	34,824

Highest transfer price per share:	117p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,323,012,492 of its ordinary shares in treasury and has 60,670,603,852 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	9 February 2006

Number of ordinary shares purchased:	25 million

Highest purchase price paid per share:	120.5p

Lowest purchase price paid per share:	118.25p

Volume weighted average price per share:	119.7788p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,318,000,000 shares at a cost (including dealing and associated costs) of £5,850,178,226.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 February 2006

Number of ordinary shares transferred:	62,558

Highest transfer price per share:	115.75p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,347,949,934 of its ordinary shares in treasury and has 60,645,666,410 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 9 February 2006 by Natwest ISA and PEP office that on 7 February 2006, Alan Harper, a person discharging managerial responsibilities of the Company, acquired 55 ordinary shares of US$0.10 each, for which each share was valued at 116.67p.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	10 February 2006

Number of ordinary shares purchased:	23.5 million

Highest purchase price paid per share:	120.5p

Lowest purchase price paid per share:	119.75p

Volume weighted average price per share:	120.0565p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,341,500,000 shares at a cost (including dealing and associated costs) of £5,878,538,213.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 February 2006

Number of ordinary shares transferred:	48,969

Highest transfer price per share:	117.25p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 6,371,400,965 of its ordinary shares in treasury and has 60,622,411,129 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 February 2006

Number of ordinary shares transferred:	559,295

Highest transfer price per share:	117 p

Lowest transfer price per share:	117 p

Following the above transfer, Vodafone holds 6,370,841,670 of its ordinary shares in treasury and has 60,622,970,424 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	14 February 2006

Number of ordinary shares purchased:	14.5 million

Highest purchase price paid per share:	121.25p

Lowest purchase price paid per share:	120p

Volume weighted average price per share:	120.6045p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,356,000,000 shares at a cost (including dealing and associated costs) of £5,896,116,803.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 February 2006

Number of ordinary shares transferred:	449,343

Highest transfer price per share:	121p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,384,892,327 of its ordinary shares in treasury and has 60,608,925,164 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	15 February 2006

Number of ordinary shares purchased:	55 million

Highest purchase price paid per share:	121.75p

Lowest purchase price paid per share:	119.5p

Volume weighted average price per share:	120.2864p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,411,000,000 shares at a cost (including dealing and associated costs) of £5,962,618,343.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 February 2006

Number of ordinary shares transferred:	130,893

Highest transfer price per share:	122p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 6,439,761,434 of its ordinary shares in treasury and has 60,554,085,736 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	16 February 2006

Number of ordinary shares purchased:	28 million

Highest purchase price paid per share:	123.75p

Lowest purchase price paid per share:	120.25p

Volume weighted average price per share:	122.4152p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,439,000,000 shares at a cost (including dealing and associated costs) of £5,997,072,836.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 February 2006

Number of ordinary shares transferred:	47,683

Highest transfer price per share:	121.5p

Lowest transfer price per share:	121.5p

Following both the above transactions, Vodafone holds 6,467,713,751 of its ordinary shares in treasury and has 60,526,262,997 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Notification of Major Interests in Shares

Vodafone Group Plc (“the Company”)

In accordance with Part VI of the Companies Act 1985, I have to inform you that the Company was notified on 16 February 2006 that on 15 February 2006. The Capital Group Companies, Inc., including its affiliates Capital Research and Management Company, Capital International SA, Capital International Inc., Capital International Limited and Capital Guardian Trust Company, had holdings forming part of funds managed on behalf of investment clients in 3,619,708,062 ordinary shares of US$0.10 each in the capital of the Company, representing 5.971% per cent of the issued ordinary share capital of the Company. Set out below is a list of registered holders as notified by The Capital Group Companies, Inc. and their respective holdings in the Company.

Holdings by Management Companies and Fund	Number of Shares	Per cent of Outstanding

Capital Guardian Trust Company	1,170,453,528	1.931
Capital International Limited	949,678,929	1.567
Capital International SA	187,966,467	0.310
Capital International Inc.	205,220,623	0.339
Capital Research and Management Company	1,106,388,515	1.825

Stephen Scott

Group General Counsel & Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	17 February 2006

Number of ordinary shares purchased:	51 million

Highest purchase price paid per share:	126.25p

Lowest purchase price paid per share:	124.25p

Volume weighted average price per share:	125.3456p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 4,490,000,000 shares at a cost (including dealing and associated costs) of £6,061,331,510.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 February 2006

Number of ordinary shares transferred:	425,409

Highest transfer price per share:	120.25p

Lowest transfer price per share:	120p

Following both the above transactions, Vodafone holds 6,518,288,342 of its ordinary shares in treasury and has 60,475,697,414 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that:

1.     the Company was advised on 13 February 2006 by Mourant ECS Trustees Limited that on 10 February 2006 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 121p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Vodafone Share Incentive Plan No. of shares

Mr P R Bamford*	206

Sir Julian Horn-Smith*	208

Mr A N Halford*	208

Mr P M Donovan	208

Mr A P Harper	208

Mr S R Scott	208

2.               the Company was advised on 14 February 2006 by Mourant ECS Trustees Limited that on 7 February the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 117p per share through reinvestment of dividend income pursuant to the rules of the Vodafone Share Incentive Plan:

Vodafone Share Incentive Plan No. of shares

Mr P R Bamford*	165

Sir Julian Horn-Smith*	169

Mr A N Halford*	169

Mr P M Donovan	169

Mr A P Harper	169

Mr S R Scott	169

*                                     denotes Vodafone Group Plc director.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 February 2006

Number of ordinary shares transferred:	211,961

Highest transfer price per share:	124.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 6,518,076,381 of its ordinary shares in treasury and has 60,475,938,408 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 February 2006

Number of ordinary shares transferred:	29,486

Highest transfer price per share:	124.25 p

Lowest transfer price per share:	92.99 p

Following the above transfer, Vodafone holds 6,518,046,895 of its ordinary shares in treasury and has 60,475,994,011 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rules 3.1.4R(1), I have to inform you that:

The Company was advised on 20 February 2006 by Natwest ISA and PEP office that on 7 February 2006, the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.10 each in the Company through their participation in a Dividend Reinvestment Plan, for which each share was valued at 117p:

Name	Number of shares

Sir Julian Horn-Smith*	75

Mr A P Harper	55

Mr S R Scott	57

*                                         Denotes Vodafone Group Plc director

P R S Howie

Deputy Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 February 2006

Number of ordinary shares transferred:	64,306

Highest transfer price per share:	122.75p

Lowest transfer price per share:	122.75p

Following the above transfer, Vodafone holds 6,517,982,589 of its ordinary shares in treasury and has 60,476,078,073 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 February 2006

Number of ordinary shares transferred:	284,713

Highest transfer price per share:	124.25p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,517,697,876 of its ordinary shares in treasury and has 60,476,407,848 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 February 2006

Number of ordinary shares transferred:	26,301

Highest transfer price per share:	118.75p

Lowest transfer price per share:	118.75p

Following the above transfer, Vodafone holds 6,517,671,575 of its ordinary shares in treasury and has 60,476,442,394 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 February 2006

Number of ordinary shares transferred:	41,154

Highest transfer price per share:	117.25p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,517,630,421 of its ordinary shares in treasury and has 60,476,514,314 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 21, 2006	By: /s/	S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary